

November 7, 2013

Via E-mail
James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
7777-118A Street
North Delta, British Columbia VAC 6VI

> **Re:** **Kelso Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed October 23, 2013**
> **File No. 000-55032**

Dear Mr. Bond:

We have reviewed your amended filing and responses to our letter dated October 25, 2013 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

General

1. We note your response to our prior comment 2 and reissue in part. Please revise your disclosure on page iii that you will "remain an Emerging Growth Company for up to five years" by clarifying that you will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933. In addition, please revise your disclosure that you will lose your status as an Emerging Growth Company if "the market value of the common stock held by non-affiliates exceeds US$700 million" by clarifying that you will lose your status on the date you are deemed to be a large accelerated filer. Refer to Section 3(a)(80) of the Exchange Act of 1934.

Risk Factors, page 6

2. We note your response to our prior comment 6 and found the response to be unresponsive. Please include a risk factor to clarify whether the proxy rules and regulations promulgated under the Exchange Act of 1934 apply to you.

Risks Relating to the Business, page 7

3. Please remove your statement that the company believes that patent protection is not necessary for the ETS as this statement negates the risk addressed in this risk factor. In addition, on page 17 in the second paragraph of your Business Overview section please revise your statement that "a patent has not been obtained for the Company's ETS technology" to clarify that the patent for this technology has expired.

The Company is dependent on a limited number of customers, page 8

4. We note your response to our prior comment five and reissue in part. Please clarify the degree of your dependence by providing quantitative information. In this regard, we note that in Note 15 to your consolidated interim financial statements for the six months period ended June 30, 2013 you state that you generated significant revenues from two key customers.

Products may not perform as well as expected, page 8

5. We note your response to our prior comment 11. Please revise to clarify that while you believe that your insurance coverage is adequate the amount of insurance coverage may not be sufficient to cover future products claims.

General Development of the Business, page 12

General, page 12

6. We note your response to our prior comment 17 that you believe that your business reputation needed to be repaired because prior to April 2010 you did not always make deliveries on time or satisfy payment obligations on time. Please add a risk factor to your Risk Factors section that addresses the risk of this reputation on your business today. Alternatively, please tell us why this is not necessary.

7. Please revise the disclosure on page 12 to clarify that you believe that your new management team has helped to improve your business reputation-by making deliveries on time as the current disclosure on page 15 regarding additional necessary improvements on the KKM appears to contradict your statements about timely deliveries. Please revise for consistency or advise.

8. Please revise to clarify that it is your belief that you have a "strong supply chain which provides services and technology to produce the products necessary to satisfy the customer purchase orders and fluctuating demand."

9. We note your disclosure regarding the revenues you have earned over the last eight quarters. Please balance the disclosure by also disclosing that for many of those quarters you had net losses.

10. Please provide the basis for your statement that the industry has made numerous requests for a better outlet valve. In addition, please clarify that it is your belief that your BOV design is an improvement on the standard bottom outlet valves.

Three Year History, page 13

2012, page 15

11. We note your response to our prior comment 29 and reissue in part. Please clarify whether the independent engineering test lab determined that your product had a lower cost of ownership and maintenance when compared to competitors' products. If the lab did not make this determination, please state as a belief and tell us the basis for this belief.

12. We note your response to our prior comment 30 and reissue. Please describe the M-1003 certification so that investors who are not in your industry can understand the significance of such certification.

2013, page 16

13. We note your response to our prior comment 31 and reissue. We note that pursuant to your agreement with BTI you will receive a fee equivalent to any mark-up charged to its end customers on sales you bring to BTI. Do you mean that BTI will mark-up the products that it sells to customers you bring to BTI? Please clarify. In addition, we note that you have not sold any of BTI's products. Please disclose whether you have marketed BTI's products.

Key Products, page 41

External Constant Force Spring Pressure Relief Valves (EPRV), page 20

14. We note your revised disclosure on page 20 that your competitors only offer internal valves and your response to our prior comment 41 that three of your competitors only have internal high-flow valves. Please tell us the basis for your belief that no other companies offer internal high flow valves. Alternatively, please remove this disclosure.

Kelso Klincher Manway (KKM), page 20

15. We note your response to our prior comment 42 and reissue. Please disclose your products have been independently tested to "[eliminate] eye-bolt problems and possible

leaks due to crushed gaskets," "[eliminate] lid deformation and nozzle distortion due to the over-torque of eye-bolts" and "virtually [eliminate] loosening due to vibration." If not, please tell us the basis for such statements or revise to remove such disclosures. In addition, please revise the fourth bullet point to remove the word "eliminate" and to state that you believe that your product reduces the risk of employee error.

16. Please clarify what you mean in the last bullet point that there are "no eyebolts to kick at tank car inspection."

Production and Services, page 20

17. We note your response to our prior comment 44 and reissue in part. You have added disclosure that "[t] he [c]ompany believes it has engaged individuals with extensive production expertise." Please remove the sentence before this sentence that states that "[t]he [c]ompany has engaged individuals with extensive production expertise."

18. We note your response to our prior comment 46 and reissue in part. Please clarify what you mean by your disclosure that you are "well connected" to the Safety and HAZMAT section of the Class I railroads. In addition, please describe the "key strategic relationships" that your management has established with "other influential members of the railroad community."

Research and Development, page 22

19. We note your response to our prior comment 49 and reissue in part. Please disclose estimates, if possible, of when such products will be available for sale and an estimate of the costs of such steps, if material.

Operating Results, page 25

20. We note your response to prior comment 55. We believe your discussion should be further revised to specifically discuss the material changes from period to period in each significant line item presented in your statements of operations (revenues, cost of goods sold, management fees, marketing, etc.). For example, you should discuss that cost of goods sold increased $844,092 from the year ended August 31, 2011 to the year ended August 31, 2012 and provide an analysis of the specific factor(s) causing the increase, such as how the change in product mix between the specific periods caused such an increase. An additional example is to discuss that management fees increased approximately $135,000 from the year ended August 31, 2011 to August 31, 2012 and provide an analysis of the specific factor(s) causing the increase in that specific period. Please also note that when more than one factor contributes to a change in items between periods, each factor should also be quantified. Please revise to provide a more robust discussion for changes in each significant line item.

Related Party Transactions, page 38

21. We note your response to our prior comment 63. Please identify the directors to whom you owe money.

Exhibits 99.1 and 99.5

22. Please amend to file the complete set of revised financial statements for the year ended August 31, 2012 and the four months ended December 31, 2012 to include the four month transition period statement of operation for December 31, 2011 as required by Rule 12b-15 of Regulation 12B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Bernard Pinsky
        Clark Wilson LLP